BINGHAM McCUTCHEN

February 9, 2007

Via Edgar and Federal Express

United States Securities Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	ULURU Inc.
Registration Statement on Form SB-2
Filed on December 15, 2006
File Number No. 333-139417

Dear Mr. Riedler:

On behalf of our client, ULURU Inc., a Nevada corporation (the "Company"), please find for review by the Securities and Exchange Commission (the "Commission") four copies of the Company's Amendment No. 1 to Form SB-2 Registration Statement (as amended, the "Form SB-2"), two of which are marked to show changes from the Company's Form SB-2 Registration Statement filed with the Commission on December 15, 2006. The Form SB-2 been revised to respond to the comments of the Staff of the Commission (the "Staff") that were contained in your letter dated December 21, 2006 (the "Comment Letter") and to effect such other changes as the Company deems appropriate. Also enclosed for your convenience are two copies of the Company's reply to the Comment Letter, dated January 12, 2007, which was previously sent to you.

The Company hereby requests that the Form SB-2 be declared effective as of 5:00 p.m. on Tuesday, February 13, 2007, or as soon thereafter as is practicable, unless you are orally notified to the contrary by us prior to such time:

Should you wish to discuss the Form SB-2 or any matters relating thereto, please do not hesitate to contact me or my colleague Jack Concannon by telephone at 617-951-8495 or 617-951-8874, respectively, or by facsimile at 617-951-8736.

Kindly acknowledge receipt of this letter by date-stamping the enclosed copy and returning it to me in the enclosed self-addressed stamped envelope.

Very truly yours,

/s/ Mark A. Meltz
Mark A. Meltz

cc: Song Brandon (Securities and Exchange Commission)
Kerry P. Gray (ULURU Inc.)
John J. Concannon III, Esq.